UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district Qiantang District
Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Submission of Matters to a Vote of Security Holders.

On August 25, 2026, Ridgetech, Inc., a Cayman Islands exempted company (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for discussion and approval of a series of proposals as described in the Company’s proxy statement filed with the SEC on August 5, 2026 (the “Proxy Statement”). Holders of 1,397,501 ordinary shares and 100,000 Series A Preferred Shares were represented at the Annual Meeting in person or by proxy A quorum was present at the Annual Meeting as required by the Fifth Amended and Restated Memorandum and Articles of Association of the Company.

As of the close of business on July 17, 2026, the record date of the Annual Meeting, the Company had 3,629,540 ordinary shares and 100,000 Series A Preferred Shares issued and outstanding. On each matter to be voted upon, each holder of ordinary shares will be entitled to one vote for each ordinary share held as of the record date, and each holder of Series A Preferred Shares will be entitled to 100 votes for each Series A Preferred Share held as of the record date. The holders of the Series A Preferred Shares will vote together with the holders of the ordinary shares as a single class on all matters submitted to a vote of members, unless otherwise required by applicable law or the Company’s memorandum and articles of association.

The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	A proposal to approve by ordinary resolution the election of each of the four following director nominees: Mr. Lingtao Kong, Ms. Caroline Wang, Mr. Jiangliang He and Dr. Genghua Gu to serve until the next annual meeting or until their successors are duly elected and qualified (the “Director Election Proposal”).

Director’s Name	For	Withheld
Lingtao Kong	11,394,793	2,708
Caroline Wang	11,394,793	2,708
Jiangliang He	11,394,794	2,707
Genghua Gu	11,394,793	2,707

2.	A proposal to ratify by ordinary resolution the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2027 (the “Independent Accountants Ratification Proposal”).

For	Against	Abstain
11,394,799	2,702	0

3.	A proposal to approve by special resolution the adoption of the Sixth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the Proxy Statement as Annex A, in substitution for, and to the exclusion of, the Company’s existing Fifth Amended and Restated Memorandum and Articles of Association, to (i) reflect the creation of the Series A Preferred Shares and associated statement of rights and (ii) revise the quorum requirement for general meetings so that a quorum is based on one or more members holding shares representing, in the aggregate, not less than one-third (33-1/3%) of the voting power attaching to the Company’s issued and outstanding voting shares entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative (the “Sixth Amended and Restated Memorandum and Articles of Association Proposal”).

For	Against	Abstain
11,393,494	2,707	1,300

4.	A proposal to approve by special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands relating to share capital reduction supported by a solvency statement being complied with, the reduction of the par value of the Company’s issued and outstanding ordinary shares from US$0.15 per share to US$0.0001 per share and the related share subdivision, as further described in the Proxy Statement (the “Capital Reduction Proposal”).

For	Against	Abstain
11,393,368	4,133	0

5.	A proposal to approve by ordinary resolution, subject to the approval and implementation of the Capital Reduction Proposal, the authorization of the Board to effect, on a date to be determined by the Board but no later than the next annual general meeting of shareholders of the Company, one, and only one, of the following alternative consolidations of the Company’s authorized and issued ordinary shares: (i) 1-for-20, (ii) 1-for-50, (iii) 1-for-100, (iv) 1-for-150 or (v) 1-for-200, as determined by the Board, if deemed necessary or advisable by the Board, including to comply with the Nasdaq Listing Rules (the “Ordinary Share Consolidation Proposal”).

For	Against	Abstain
11,393,427	4,074	0

6.	A proposal to approve by special resolution the adoption of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction, the Share Subdivision and the Consolidation of Ordinary Shares, as applicable (the “Further Amended and Restated Memorandum and Articles of Association Proposal”).

For	Against	Abstain
11,393,427	4,074	0

7.	A proposal to approve by ordinary resolution the Fifth Amended and Restated 2010 Equity Incentive Plan, as attached to the Proxy Statement as Annex B (the “Equity Incentive Plan Proposal”).

For	Against	Abstain
11,393,494	4,007	0

Pursuant to the foregoing votes, the election of each of the director nominees under the Director Election Proposal and the approval of each of the Independent Accountants Ratification Proposal, the Sixth Amended and Restated Memorandum and Articles of Association Proposal, the Capital Reduction Proposal, the Ordinary Share Consolidation Proposal, the Further Amended and Restated Memorandum and Articles of Association Proposal and the Equity Incentive Plan Proposal were approved in all respects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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